

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 30, 2007

Mr. Paul Roberts
Chief Executive Officer and President
Dhanoa Minerals Ltd.
1330 Martin Grove Road
Toronto, Ontario, Canada  M9W 4X4

> **Re:     Dhanoa Minerals Ltd.**
> **Item 4.01 Form 8-K**
> **Filed April 3, 2007**
> **File No. 333-129864**

Dear Mr. Roberts:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief